April 15, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 21, 2013

Form 10-Q for the quarterly period ended December 31, 2013

Filed February 7, 2014

File No. 000-51813

Dear Mr. Krikorian:

We received your April 8, 2014 letter and appreciate your comments with respect to our filings.  We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments and our responses.

Form 10-K for the Fiscal Year Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.              You indicate in response to prior comment 2 that the amount of cash held overseas was not disclosed because the possibility of repatriating the funds within the foreseeable future is remote and the majority of the funds are held on behalf of customers. Tell us what consideration you gave to providing disclosures that provide a further understanding of your sources of cash and cash equivalents. That is, you should consider disclosing the portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation. In addition, consider disclosing the portion of domestic and foreign cash and cash equivalents that are not currently available to fund operations because the funds are held on behalf of customers.

Company Response:

Our international operations have historically generated losses as we continue to invest to grow the business and we have funded the international operations with cash from our profitable U.S.

operations.  As of September 30, 2013, approximately $10.5 million of cash and cash equivalents was held overseas.  We will disclose in future filings the amount of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation to the extent that it is significant. All of our domestic and foreign cash and cash equivalents are available to fund operations.

Notes to Consolidated Financial Statements, page 61

Note 4. Acquisitions, page 70

2.              You indicate in response to prior comment 6 that you provided the disclosures for Jacobs Trading in your Form 10-K for the fiscal year ended September 30, 2012. You should continue to include the disclosures in subsequent financial statements if an acquisition occurred in a previous reporting period and that period is presented in the financial statements. Also, tell us what consideration you gave to presenting the amount of earnings from Jacobs Trading or indicating that the information required is impracticable. In addition, you indicate in your response that the amounts of revenue and earnings of the other acquirees since the acquisition dates and the related supplemental pro forma information were not significant. You should indicate that these amounts are not significant in your filings, considering that the other information outlined in ASC 805-10- 50 meets your disclosure threshold for these business combinations. Confirm that you will provide these disclosures in future filings.

Company Response:

ASC 805-10-50-2h requires that we disclose the amount of revenue and earnings since the acquisition date of Jacobs Trading and the related supplemental pro forma information of the combined revenue and earnings of the Company and Jacobs Trading for 2011.  We will include the required disclosures in subsequent financial statements for acquisitions that occurred in a previous reporting period which is presented in the financial statements.  Jacobs Trading was fully integrated into our operations as of the fiscal year ended September 30, 2012, and therefore it was impracticable for the Company to determine and disclose the amount of earnings for Jacobs Trading. In future filings, we will disclose that the amount of revenue and earnings from other acquirees since the acquisition date and the related supplemental pro forma information is not significant, as well as a statement that it is impracticable for the Company to determine and disclose the amount of earnings for Jacobs Trading.

Note 12. Income Taxes, Page 77

3.              We note your response to prior comment 7. Tell us whether foreign income before income tax expense is less than five percent of the total of income before taxes in all periods presented. To the extent that your foreign earnings before income taxes becomes significant, confirm that you will disclose the components of income before income tax expense as either domestic or foreign in future filings.

Company Response:

The percentage of foreign income before income tax expense to total income before taxes in fiscal years 2013, 2012, and 2011 was less than five percent.  We will continue to monitor foreign income before income tax expense and will disclose it if it becomes significant in a future period.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

4.              We note your response to prior comment 9 that you found no significant, offsetting changes in revenue and cost of goods sold during the quarter. Describe the nature and the impact of these offsetting factors, including the impact from changes in significant contracts. For example, tell us what impact the shift under the Surplus Contract to a mix of lower value, smaller-size items had on revenue and cost of goods. In this regard, we note from the earnings release included in your Form 8-K filed on February 7, 2014 that “results were partially offset by a sharp decline in our DoD Surplus business due to changing property mix which has impacted margins.” In addition, we note the decline in revenue from commercial contracts recognized under the purchase model from the table summarizing revenue by pricing model. Please also confirm that you will consider providing the qualitative and quantitative analysis of the offsetting factors that contribute to changes in future filings.

Company Response:

We disclose revenue for each DoD contract separately but consider the DoD as one customer.  In 1Q14, revenue from the Surplus Contract was down $3.7 million, or 11.1%, as a result of the shift to a mix of lower value, smaller-size items, and revenue from the Scrap Contract was up $4.3 million, or 27.8%, so there was no meaningful net change in revenue from this client.  We disclose the revenue percentages of both contracts in our Form 10-Q and Press Release.  We do not provide client-specific margins for competitive reasons.  We will consider providing the qualitative and quantitative analysis of the offsetting factors that contribute to changes in future filings.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or require additional information, please feel free to call me at (###)-###-####.

Sincerely,
/s/ Kathryn A. Domino
Kathryn A. Domino
Chief Accounting Officer